FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“2014 Half Year Results”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23
Fax:	+41 61 323 24 24	Paul Minehard		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, July 23, 2014

2014 Half Year Results

•	Sales $8.5 billion, up 1 percent: up 4 percent at constant exchange rates

•	Late start to North American season reduced crop protection use

•	Strong growth in all other regions

-	price increases across the business

•	EBITDA $2.1 billion, 3 percent lower owing to currency movements

-	up 6 percent at constant exchange rates

•	Earnings per share1 $15.60, 2 percent lower

	Reported Financial Highlights
	1st Half 2014 $m	1st Half 2013 $m	Actual %	CER2%
Sales	8,508	8,390	+1	+4
Operating income	1,725	1,792	- 4
Net income3	1,391	1,409	- 1

EBITDA	2,111	2,179	- 3	+6
Earnings per share1	$15.60	$15.92	- 2

1 Excluding restructuring and impairment; EPS on a fully-diluted basis.
2 Growth at constant exchange rates.
3 Net income to shareholders of Syngenta AG (equivalent 1st Half 2014 diluted earnings per share of $15.11).

Syngenta – July 23, 2014 / Page 1 of 8

Mike Mack, Chief Executive Officer, said:

“The pace of sales growth in the first half was held back by adverse weather conditions in North America which, combined with a reduction in corn acreage, significantly impacted the crop protection market. Growth in all other regions was robust, exceeding our full year target rate of six percent at constant exchange rates. Emerging market sales increased by 11 percent, with performance clearly demonstrating the success of our integrated strategy. Pricing remained firm across the business.

“Profitability was affected by the lower sales volume in North America and by emerging market currency weakness. At constant exchange rates the EBITDA margin increased, helped by price increases, lower seeds costs and savings from our existing operational efficiency program. In February we announced a comprehensive new program to accelerate operational leverage from 2015. Project teams are working on the implementation of this program across the company, and we are on track to deliver significant savings in production, commercial operations and R&D. Our priority is to ensure that ongoing sales growth is accompanied by improved profitability and strong cash flow generation.”

Financial highlights 1st Half 2014

Sales $8.5 billion

Sales increased by 4 percent at constant exchange rates. The increase reflected higher prices with volumes unchanged owing to the adverse weather in North America; all other regions showed volume increases. The underlying rate of price increase, excluding currency-related adjustments and glyphosate, was just over 2 percent.

EBITDA $2.1 billion

EBITDA was 3 percent lower in reported terms but increased by 6 percent at constant exchange rates. The EBITDA margin (CER) was 26.6 percent (H1 2013: 26.0 percent).

Net financial expense and taxation

Net financial expense at $100 million was slightly higher (H1 2013: $90 million) due to increased hedging costs associated with emerging market growth. The tax rate was 15 percent (H1 2013: 18 percent).

Net income $1.4 billion

Net income including restructuring and impairment was 1 percent lower. Earnings per share, excluding restructuring and impairment, were 2 percent lower at $15.60.

Cash flow

Free cash flow before acquisitions was $(113) million compared with $(319) million in H1 2013. Since the start of the year cash flow from inventory reduction has had a favorable impact of $428 million compared with last year. Average trade working capital as a percentage of sales was 42 percent (H1 2013: 37 percent) reflecting the increase in inventories in the second half of 2013. Inventories as a

Syngenta – July 23, 2014 / Page 2 of 8

percentage of sales are expected to decrease by two percentage points as the 2014 Latin American season progresses.

Fixed capital expenditure including intangibles was $312 million (H1 2013: $274 million); for the full year capital expenditure of around $750 million is expected.

Dividend and share repurchase

A dividend of CHF 10.00 per share (2013: CHF 9.50) was paid on May 7, representing a total payout of $1,032 million. In the first half of the year the company repurchased 136,000 shares for a total amount of $48 million, at an average share price of CHF 322.60.

Balance sheet

In March Syngenta completed two bond issues as part of its normal funding requirements and in order to further enhance its debt maturity profile. A EUR 750 million issue comprised a EUR 250 million Eurobond maturing in 2017 and a EUR 500 million Eurobond maturing in 2021. A CHF 750 million Swiss domestic bond issue comprised a CHF 350 million bond maturing in 2019, a CHF 250 million bond maturing in 2024 and a CHF 150 million bond maturing in 2029.

Business highlights 1st Half 2014

	Half Year		Growth		2nd Quarter		Growth
	2014 $m	2013 $m	Actual %	CER %	2014 $m	2013 $m	Actual %	CER %
Europe, Africa, Middle East	3,336	3,165	+5	+7	1,241	1,229	+1	+2
North America	2,443	2,628	-7	-6	1,211	1,287	-6	-5
Latin America	1,269	1,174	+8	+11	674	606	+11	+14
Asia Pacific	1,096	1,057	+4	+10	538	532	+1	+7
Total integrated sales	8,144	8,024	+1	+4	3,664	3,654	-	+2
Lawn and Garden	364	366	-1	-	162	166	-3	-2
Group sales	8,508	8,390	+1	+4	3,826	3,820	-	+2

Integrated sales performance

•	Sales $8.1 billion, up 4%1

-	volume 0%, price 4%

•	EBITDA $2.0 billion (H1 2013: $2.1 billion)

•	EBITDA margin4 26.8% (H1 2013: 26.2%)

Europe, Africa and the Middle East: An early start to the season led to increased weed, disease and insect pressure contributing to a strong first half performance. The slower pace of growth in the second quarter was primarily due to the impact of lower spring plantings on seeds sales; crop protection demand remained robust. In the first half all territories registered growth in integrated sales, with the strongest growth rates coming from the CIS and Iberia. In the CIS, volume growth was

1 At constant exchange rates

Syngenta – July 23, 2014 / Page 3 of 8

achieved despite the political uncertainty and was augmented by significant price increases in Ukraine to offset currency depreciation.

North America: Prolonged cold temperatures delayed the start of the US season until late May, reducing the level of disease and insect pressure as well as the need for pre-emergent herbicide sprays. In Canada, demand in the second quarter was affected by a reduction in cereals acreage and by flooding. In addition, sales of low margin TOUCHDOWN® were deliberately constrained, with the aim of focusing on higher value mixture products to combat resistance. Sales of corn and soybean seeds reflected the acreage shift in the USA and overall were slightly higher.

Latin America: In Latin America, the pace of growth continued to improve despite dry conditions in Brazil and Argentina which reduced selective herbicide sales in the second quarter. TOUCHDOWN® sales were also lower in line with the re-focusing of this business. Infestation by the helicoverpa caterpillar contributed to a significant increase in insecticide sales in Brazil, where fungicide sales also increased sharply. In Venezuela, sales resumed following a payment delay at the end of 2013.  Sales of both corn and soybean seeds increased.

Asia Pacific: Growth was strong in both developed and emerging markets. In Australasia, rainfall increased grower confidence resulting in growth across the crop protection portfolio. South Asia saw strong growth in protocols for Vegetables and a significant increase in corn seed sales. In China, sales of AMISTAR® technology continued to expand on rice and vegetables.

Lawn and Garden performance

•	Sales $364 million, unchanged1

•	EBITDA $70 million (H1 2013: $77 million)

•	EBITDA margin5 20.9% (H1 2013: 21.2%)

The late spring in North America also affected consumer demand for flowers, while in Europe demand reflected the subdued economic environment in a number of countries. Emerging markets however continued to expand rapidly, with double digit sales growth in Latin America and Asia Pacific.  The EBITDA margin at constant exchange rates remained above the 20 percent target level set for 2015.

Acquisitions

In April Syngenta acquired Società Produttori Sementi (PSB), a leading Italian durum wheat seed company. The acquisition will accelerate innovation in the breeding and production of durum wheat for pasta.

In June Syngenta announced an agreement to acquire Lantmännen’s winter wheat and oilseed rape businesses in Germany and Poland. Through the acquisition Syngenta will gain access to high quality germplasm, a seeds pipeline and commercial varieties which complement the existing portfolio.

New partnerships

In April Syngenta announced an agreement with Cellulosic Ethanol Technologies, LLC to license its ACE (Adding Cellulosic Ethanol) technology, a new process for ethanol plants. ACE technology is being combined with Syngenta’s proprietary corn trait ENOGEN®; production of cellulosic ethanol has already commenced at the Quad County Corn Processors plant in Galva, Iowa.

1 At constant exchange rates

Syngenta – July 23, 2014 / Page 4 of 8

In June Syngenta and Anheuser-Busch InBev (AB InBev) announced a partnership to secure the sourcing of high quality malting barley for the beer industry. The partnership will give growers access to agronomic support alongside the best malting barley varieties, enabling them to achieve consistent yield and quality increases.

Outlook

Mike Mack, Chief Executive Officer said:

“In the second half of the year we expect an acceleration of sales growth driven by Latin America, where we see strong momentum for the launch of ELATUS™. On this basis we continue to expect full year integrated sales growth of around 6 percent at constant exchange rates. Profitability in the second half of the year will benefit from the non-recurrence of the seeds inventory write-down incurred in the second half of 2013. For the full year, earnings growth, together with a reduction in trade working capital as a percentage of sales, will underpin targeted free cash flow before acquisitions of around $1.3 billion.”

Syngenta – July 23, 2014 / Page 5 of 8

Crop Protection

	Half Year		Growth		2nd Quarter		Growth
Crop Protection by product line	2014 $m	2013 $m	Actual %	CER %	2014 $m	2013 $m	Actual %	CER %
Selective herbicides	1,977	1,985	-	+2	922	974	-5	-3
Non-selective herbicides	790	746	+6	+10	485	444	+9	+13
Fungicides	1,917	1,783	+8	+8	913	857	+7	+7
Insecticides	934	872	+7	+10	421	392	+7	+9
Seed care	520	581	-11	-7	198	202	-2	+1
Other crop protection	73	50	+45	+46	28	23	+17	+19
Total	6,211	6,017	+3	+5	2,967	2,892	+3	+4

Selective herbicides: major brands AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEP® II MAGNUM, FUSILADE®MAX, TOPIK®

Strong growth in Europe, Africa and the Middle East and in Asia Pacific more than offset weather-related weakness in the Americas. The cereal herbicide AXIAL® continued to register double digit growth in Europe, with rapid expansion notably in Iberia. Good growth in the corn herbicide DUAL/BICEP® II MAGNUM was partly offset by weakness in other corn herbicides owing to reduced applications. Sales of soybean herbicides grew significantly with increased acreage in the Americas and a continuing need for resistance management solutions.

Non-selective herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

TOUCHDOWN® sales were lower as volumes in the Americas were deliberately constrained on account of low profitability. Prices continued to rise but at slower rate than in 2013. GRAMOXONE® grew strongly in Latin America and Asia Pacific, where usage is driven by the adoption of minimum-till farming practices and the need to reduce reliance on hand weeding.

Fungicides: major brands ALTO®, AMISTAR®, BRAVO®, ELATUS™, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS™, TILT®, UNIX®

The early start to the season in Europe led to higher disease pressure and strong growth across the portfolio. Sales in Europe of the new SDHI fungicide SEGURIS™ were up by more than 60 percent. Latin America also saw a strong fungicide performance despite dry conditions, with good consumption of PRIORI Xtra® pending the full launch of ELATUS™ in the second half of the year. Fungicide sales were lower in North America owing to the late start to the season.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Insecticide use in North America was also affected by the cold weather but sales grew strongly in all other regions, most notably in Latin America. The main drivers were ACTARA® and DURIVO®; the latter again saw sales growth of more than 50 percent. In EU countries the substitution of CRUISER® by FORCE® significantly boosted sales of this product.

Syngenta – July 23, 2014 / Page 6 of 8

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

The two year suspension of neonicotinoid chemistry in the European Union reduced sales of CRUISER® by $32 million. Seed care sales were also affected by lower sales to other seeds companies in Latin America. These developments masked the ongoing success of the new SDHI seed treatment VIBRANCE® for use on cereals, soybean and canola. This product has now been launched in all regions and saw first half sales surpass $100 million.

	Half Year		Growth		2nd Quarter		Growth
Crop Protection by region	2014 $m	2013 $m	Actual %	CER %	2014 $m	2013 $m	Actual %	CER %
Europe, Africa, Middle East	2,412	2,204	+9	+10	985	937	+5	+5
North America	1,745	1,884	-7	-6	953	994	-4	-2
Latin America	1,121	1,029	+9	+12	592	529	+12	+15
Asia Pacific	933	900	+4	+10	437	432	+1	+6
Total	6,211	6,017	+3	+5	2,967	2,892	+3	+4

Seeds

	Half Year		Growth		2nd Quarter		Growth
Seeds by product line	2014 $m	2013 $m	Actual %	CER %	2014 $m	2013 $m	Actual %	CER %
Corn and soybean	1,012	1,018	-1	+2	328	318	+3	+7
Diverse field crops	578	646	-10	-4	176	231	-23	-16
Vegetables	376	390	-3	-3	203	223	-9	-9
Total	1,966	2,054	-4	-1	707	772	-8	-5

Total seeds sales were one percent lower at constant exchange rates owing to the divestment of the Dulcinea Farms fresh produce business in December 2013. Adjusted for this divestment, seeds sales were up one percent.

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

Sales were two percent higher despite the impact of lower corn acreage in the USA and Brazil. North American corn seed sales were down four percent, reflecting the acreage decline in the USA. Sales in both Latin America and Europe were slightly higher. Asia Pacific saw double digit growth with the continuing success of Syngenta hybrids based on tropical germplasm. Soybean sales, which in the first half are almost entirely in the USA, showed double digit growth, with the transition to RR2Y technology now complete.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Lower sales largely reflected market trends in Europe following an exceptionally strong season in 2013. Sunflower acreage in the important South East Europe area was down and in Ukraine some growers delayed planting owing to the political uncertainty. In the USA, sales were affected by performance issues in sugar beet.

Syngenta – July 23, 2014 / Page 7 of 8

Vegetables: major brands ROGERS®, S&G®

Excluding the divestment of Dulcinea sales were five percent higher at constant exchange rates.  Europe, Africa and the Middle East continued to show solid growth. Sales in North America were slightly higher after adjustment for Dulcinea. Latin America and Asia Pacific generated good growth; a notable performance came from South Asia, where programs to boost smallholder productivity have enabled growers to increase marketable yield.

	Half Year		Growth		2nd Quarter		Growth
Seeds by region	2014 $m	2013 $m	Actual %	CER %	2014 $m	2013 $m	Actual %	CER %
Europe, Africa, Middle East	934	980	-5	-	259	294	-12	-7
North America	713	754	-6	-5	262	294	-11	-10
Latin America	153	160	-4	+1	84	82	+3	+4
Asia Pacific	166	160	+4	+12	102	102	+1	+9
Total	1,966	2,054	-4	-1	707	772	-8	-5

The full version of the 2014 Half Year Results press release is available here and a presentation illustrating the results will also be available by 07:30 (CET).

Change of auditor

The Annual General Meeting on April 29, 2014 approved the motion to elect KPMG as auditor to Syngenta.  KPMG replaced EY (formerly Ernst & Young), which held the role since 2002.

Announcements and meetings

Third quarter trading statement 2014	October 16, 2014
Full year results 2014	February 4, 2015
First quarter trading statement 2015	April 17, 2015
Annual General Meeting	April 28, 2015

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – July 23, 2014 / Page 8 of 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 23, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration